UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2023

INPIXON

(Exact name of registrant as specified in its charter)

Nevada	001-36404	88-0434915
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2479 E. Bayshore Road, Suite 195 Palo Alto, CA	94303
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 702-2167

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	INPX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 28, 2023, Inpixon (the “Company” or “Inpixon”) entered into warrant amendments (the “Warrant Amendments”) with certain holders (each, including its successors and assigns, a “Holder” and collectively, the “Holders”) of (i) those certain Common Stock Purchase Warrants issued by the Company in April 2018 (the “April 2018 Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-204159), (ii) those certain Common Stock Purchase Warrants issued by the Company in September 2021 (the “September 2021 Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-256827), and (iii) those certain Common Stock Purchase Warrants issued by the Company in March 2022 (the “March 2022 Warrants” and together with the April 2018 Warrants and the September 2021 Warrants, the “Existing Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-256827).

Pursuant to the Warrant Amendments, the Company and the Holders have agreed to amend (i) the September 2021 Warrants and the March 2022 Warrants to provide that all of such outstanding warrants shall be automatically exchanged for shares of common stock, par value $0.001 per share, of the Company (“Common Stock”), at a rate of 0.33 shares of Common Stock (the “Exchange Shares”) for each September 2021 Warrant or March 2022 Warrant, as applicable, in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) (the “Warrant Exchange”) and (ii) the April 2018 Warrants to remove the obligation of the Company to hold the portion of a Distribution (as defined in the April 2018 Warrants) in abeyance in connection with the Beneficial Ownership Limitation (as defined in the April 2018 Warrants).

In connection with the exchange for all of the then outstanding September 2021 Warrants and March 2022 Warrants as of the effective date of the Warrant Amendments, the Company will issue 76,794 Exchange Shares and 248,124 Exchange Shares, respectively (subject to increase based on rounding for fractional shares), resulting in the issuance of 324,918 Exchange Shares in the aggregate (subject to increase based on rounding for fractional shares).

As required by the terms of the Existing Warrants, the Holders constituted the owners of at least a majority of each of the then outstanding April 2018 Warrants, September 2021 Warrants and March 2022 Warrants, as applicable (based on the number of Warrant Shares (as defined in the Existing Warrants) then underlying such warrants).

The Company determined that it needed to complete the Warrant Exchange prior to the previously announced record date of the spin-off of its enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Spin-Off”) in order to preserve the tax-free status of the Spin-Off.

The foregoing is only a brief description of the material terms of the Warrant Amendments, does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the form of Warrant Amendment that is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The Warrant Exchange will be completed, and the shares of common stock issued and to be issued in exchange for the Existing Warrants will be issued, in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

As of February 27, 2023, after taking into account the issuance of the Exchange Shares, the Company has 14,894,524 shares of common stock issued and outstanding.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 27, 2023, the Company entered into Limited Liability Company Unit Transfer and Joinder Agreements (the “Transfer Agreements”) with certain of the Company’s employees and directors (the “Transferees”), pursuant to which (i) the Company transferred all of its Class A Units of Cardinal Venture Holdings LLC, a Delaware limited liability company (“CVH”) (the “Class A Units”), an aggregate of 599,999 Class A Units, to the Transferees as bonus consideration in connection with each Transferee’s services performed for and on behalf of the Company as an employee or director, as applicable, and (ii) each Transferee became a member of CVH and a party to the Amended and Restated Limited Liability Company Agreement of CVH (the “LLC Agreement”), dated as of September 30, 2020, which was previously described in, and filed in, the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 5, 2020, which is incorporated herein by reference.

In addition to allowing the Company to award bonus consideration to the Transferees, the Transfer Agreements enabled the Company to dispose of its Class A Units prior to the distribution date of the Spin-Off in order to preserve the tax-free status of the Spin-Off.

CVH owns certain interests in KINS Capital, LLC, a Delaware limited liability company and the sponsor entity (the “Sponsor”) to KINS Technology Group Inc., a Delaware corporation and special purpose acquisition company (“KINS”) (Nasdaq: KINZ). In connection with and immediately following the Spin-Off, CXApp Holding Corp. (“CXApp”), currently a wholly owned subsidiary of the Company, is expected to enter into the previously announced business combination with KINS (the “Business Combination”).

Nadir Ali, the Company’s Chief Executive Officer and a director, is a controlling member of 3AM, LLC, a Delaware limited liability company and a founding member of CVH (“3AM”). 3AM may, in certain circumstances, be entitled to manage the affairs of CVH, pursuant to the terms of the LLC Agreement.

The Company’s contributions to CVH, which contributions were previously disclosed by the Company in its Current Reports on Form 8-K dated October 5, 2020  and December 22, 2020, were used by CVH to fund the Sponsor’s purchase of securities in KINS. Additionally, the Company loaned $150,000 to CVH in July 2022, as previously disclosed by the Company in its Current Report on Form 8-K dated July 22, 2022. Such Current Reports on Form 8-K are incorporated herein by reference.

The Transfer Agreements contain customary representations and warranties of the parties. Among other things, each Transferee represented to the Company that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended).

The following table sets forth the number of Class A Units awarded to each Transferee pursuant to the terms of their respective Transfer Agreement:

Name	Title	Number of Class A Units
Nadir Ali	Chief Executive Officer, Director	219,999
Wendy Loundermon	Chief Financial Officer, Director	100,000
Soumya Das	Chief Operating Officer	50,000
Leon Papkoff(1)	Executive Vice President of Experience Apps	100,000
Non-executive employees as a group (4 persons)		130,000

(1)	Leon Papkoff is expected to serve as the Chief Product Officer of the post-Business Combination entity, CXApp Inc.

This Current Report on Form 8-K does not constitute an offer to sell nor the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Transfer Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Transfer Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the investor presentation (the “Investor Presentation”) that will be used by KINS and CXApp, in connection with the transactions contemplated by the Merger Agreement (as defined below) described below.

The Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

As previously announced, on September 25, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, KINS, CXApp, and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which Merger Sub will merge with and into CXApp, with CXApp being the surviving company and a wholly-owned subsidiary of KINS (the “Merger”).

Waiver of the Minimum Cash Condition

Pursuant to the Merger Agreement, the parties thereto agreed that the obligations of CXApp to consummate the transactions contemplated by the Merger Agreement are subject to satisfaction or waiver by CXApp of the condition that the (i) aggregate amount of cash available in the trust account following the KINS stockholders’ meeting to approve the merger, after deducting the amount required to satisfy the KINS share redemption amount (but prior to payment of any CXApp transaction expenses or KINS transaction expenses), plus (ii) the aggregate gross purchase price of any other purchase of shares of KINS common stock (or securities convertible or exchangeable for KINS common stock) actually received by KINS prior to or substantially concurrently with the closing, plus (iii) the aggregate gross purchase price of any other purchase of shares of CXApp common stock (or securities convertible or exchangeable for CXApp common stock) actually received by CXApp prior to or substantially concurrently with the closing, is equal to or greater than $9,500,000 (the “Minimum Cash Condition”).

On February 27, 2023, CXApp irrevocably and unconditionally waived the Minimum Cash Condition.

Change to the Proposed Second Amended and Restated Certificate of Incorporation

Pursuant to the Merger Agreement, the parties thereto mutually agreed to revise the proposed Second Amended and Restated Certificate of Incorporation by including the following sentence at the end of Article V. A. 7 thereof:

“In addition to the foregoing, the Board of Directors shall be permitted to convert all or any portion of the outstanding Class C Common Stock (pro rata as near as reasonably practical for each beneficial owner as of a date determined by the Board of Directors and rounded down to the nearest whole share) for any reason, including in connection with any regulatory or stock exchange listing requirement.”

On March 8, 2023, the KINS stockholders as of February 2, 2023, the record date, will consider and vote upon a proposal to approve and adopt the Second Amended and Restated Certificate of Incorporation of KINS, as so revised (the “Revised Proposed Charter”) that will replace the existing amended and restated certificate of incorporation of KINS currently in effect, which, if approved, would take effect at the effective time of the Merger.

The Revised Proposed Charter would give KINS the flexibility to increase the public float as it reasonably determines necessary, including with respect to meeting the minimum continued listing standards of the Nasdaq Capital Market. The timing and amount of any conversion would be dependent on, among other things, the number of publicly held shares and the prevailing stock price for the KINS Class A common stock.

Additional Information and Where To Find It

In connection with the proposed Business Combination and the distribution of CXApp common stock to Inpixon securityholders, CXApp filed a registration statement on Form S-1 (SEC File No. 333-267964) (the “Form S-1”), which includes a final prospectus registering shares of CXApp common stock, and KINS has filed with the SEC a registration statement on Form S-4 (File No. 333-267938) on October 19, 2022, as amended (the “Form S-4”), which includes a final proxy statement/prospectus in connection with the KINS stockholder vote required in connection with the Business Combination and the registration of shares of KINS common stock, warrants and certain equity awards. This communication does not contain all the information that should be considered concerning the Business Combination. The final prospectus filed by CXApp includes the final proxy statement/prospectus filed by KINS, which serves as an information statement/prospectus in connection with the spin-off of CXApp. This communication is not a substitute for the registration statements that CXApp and KINS have filed with the SEC or any other documents that KINS or CXApp may file with the SEC, or that KINS, Inpixon or CXApp may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. KINS’s stockholders and Inpixon’s securityholders and other interested persons are advised to read, when available, the definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about KINS, CXApp and the Business Combination. The final proxy statement/prospectus contained in KINS’s registration statement was mailed to KINS’s stockholders as of the record date of February 2, 2023 for voting on the Business Combination. The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: KINS Technology Group Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.

Participants in the Solicitation

Inpixon, KINS and CXApp and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the transaction. Information about the directors and executive officers of KINS is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the stockholders of KINS and a description of their direct and indirect interests in KINS, by security holdings or otherwise, will be included in the proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

The information contained in this Current Report on Form 8-K and the exhibits attached hereto contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Spin-Off and the Business Combination and the ability of the parties to complete the Spin-Off and the Business Combination, are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Inpixon, CXApp and KINS, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all; the risk that KINS stockholder approval of the Business Combination is not obtained; the failure to receive certain governmental and regulatory approvals; and the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Inpixon’s most recent annual report on Form 10-K, the Form S-4, the Form S-1, KINS’s registration statement on Form S-1 (File No. 333-249177), the proxy statement/prospectus and certain other documents filed or that may be filed by Inpixon, KINS or CXApp from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Inpixon, CXApp and KINS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

None of Inpixon, CXApp or KINS gives any assurance that Inpixon, CXApp or KINS will achieve their expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Form of Amendment No. 1 to Common Stock Purchase Warrants.
10.2	Form of Limited Liability Company Unit Transfer and Joinder Agreement.
99.1	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INPIXON

Date: February 28, 2023	By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	Chief Executive Officer